July 25, 2007

VIA FACSIMILE AND FEDERAL EXPRESS

Ms. Jennifer Goeken

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549-0405

Re:

Southwestern Energy Company

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 1, 2007

Form 10-Q for Fiscal Quarter Ended March 13, 2007

Filed May 1, 2007

Response Letter Dated June 6, 2007

File No. 1-8246

Dear Ms. Goeken:

Reference is made to the letter dated July 19, 2007 to Greg D. Kerley, Chief Financial Officer of Southwestern Energy Company (the “Company”).  This letter responds to the further comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”),  Form 10-Q for Fiscal Quarter Ended March 31, 2007 (“2007 First Quarter Form 10-Q”) and the Company’s response letter dated June 6, 2007 (the “First Response Letter”) contained in the aforementioned letter (the “Comment Letter”.  For your convenience, each of the Staff’s comments is reprinted in bold below.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 3

Exploration and Production, page 5

1.

We have considered your response to prior comment number three and note your statement that the “finding and development costs measure does not constitute a non-GAAP measure.” We also note that you believe “that the inclusion of future development costs in [your] finding and development costs would not enhance investor understanding and would, in fact, mislead investors about the Company’s performance relative to its peers.” Please tell us why you believe that including

Securities and Exchange Commission
July 25, 2007

future development costs would be misleading. Refer to pages B-3 through B-5 of Appendix B from the September 27, 2004 AICPA International Practices Task Force Meeting Highlights for the staff’s view of disclosures surrounding this measure. In addition, please tell us why you believe your calculation of finding and development costs, which includes office-related capital investments and excludes future development costs, is not a non-GAAP measure as contemplated by Item 10(e) of Regulation S-K.

As discussed with the Staff on July 24, 2007, the Company will revise its disclosures in the amendment of the Company’s 2006 Form 10-K (the “Form 10-K/A”) contemplated in the First Response Letter to delete all discussions of finding and development costs .  The Company will not include such measure in its future reports that are filed (and not furnished) with the Commission.  Further, the Company hereby confirms to the Staff that it understands that its press releases are subject to Regulation G, which requires the reconciliation of non-GAAP financial measures, and will comply with such requirement in its press releases to the extent applicable.

Engineering Comments

2.

We are continuing to evaluate your responses to our prior comments under this heading and may raise further comment subsequent to our scheduled teleconference at 11:00 am. on July 23, 2007.

During the teleconference held on July 23, 2007, the Staff requested that the Company provide certain additional disclosures, specifically the percentage of the Company’s properties audited by Netherland, Sewell & Associates, Inc. (“NSAI”) for the year-ended December 31, 2006, how those properties are selected by NSAI and what Company-provided information NSAI does not independently verify or confirm as part of its audit.  The Company will revise the disclosures in the Form 10-K/A to provide the requested additional information as set forth in Exhibit A hereto.  In addition, in a separate letter to be addressed to Mr. Ronald Winfrey dated even date herewith requesting confidential treatment pursuant to Rule 83 (17 C.F.R. 2000.83) (the “Confidential Submission”), the Company is providing the supplemental information requested by the Staff during the teleconference.

*   *   *

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
July 25, 2007

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (281) 618-4859 if you have any questions regarding the foregoing or the enclosures.

Very truly yours,

/s/ TRECIA M. CANTY

Trecia M. Canty

Assistant Secretary & Senior Attorney

cc:

Jill S. Davis

Kimberly Calder

Ronald Winfrey

Securities and Exchange Commission (w/o enclosure)

Greg D. Kerley

Executive Vice President and Chief

Financial Officer

Richard F. Lane

Executive Vice President

President, Southwestern Energy Production Company and

SEECO, Inc.

Mark K. Boling

Executive Vice President and

General Counsel

Enclosure